SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G
(Amendment No.__N/A__)*
Under the Securities Exchange Act of 1934

Metalla Royalty & Streaming Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

59124U100
(CUSIP Number)

August 6, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 59124U100
1	NAME OF REPORTING PERSON Beedie Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,857,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,857,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%*
12	TYPE OF REPORTING PERSON OO

*
Percentage ownership is based upon 35,129,048 common shares of the Issuer issued and outstanding as of June 19, 2020, as reported in the Issuer’s Prospectus Supplement as filed with the Securities and Exchange Commission on June 23, 2020, with an amount of common shares added pursuant to Rule 13d-3(d)(1)(i) as is more fully described in Item 4(b).

CUSIP No. 59124U100
1	NAME OF REPORTING PERSON Beedie Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,857,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,857,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%*
12	TYPE OF REPORTING PERSON HC

*
Percentage ownership is based upon 35,129,048 common shares of the Issuer issued and outstanding as of June 19, 2020, as reported in the Issuer’s Prospectus Supplement as filed with the Securities and Exchange Commission on June 23, 2020, with an amount of common shares added pursuant to Rule 13d-3(d)(1)(i) as is more fully described in Item 4(b).

CUSIP No. 59124U100
1	NAME OF REPORTING PERSON Ryan Beedie Family Trust III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,857,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,857,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%*
12	TYPE OF REPORTING PERSON HC

*
Percentage ownership is based upon 35,129,048 common shares of the Issuer issued and outstanding as of June 19, 2020, as reported in the Issuer’s Prospectus Supplement as filed with the Securities and Exchange Commission on June 23, 2020, with an amount of common shares added pursuant to Rule 13d-3(d)(1)(i) as is more fully described in Item 4(b).

CUSIP No. 59124U100
1	NAME OF REPORTING PERSON 4358 Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,857,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,857,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%*
12	TYPE OF REPORTING PERSON HC

*
Percentage ownership is based upon 35,129,048 common shares of the Issuer issued and outstanding as of June 19, 2020, as reported in the Issuer’s Prospectus Supplement as filed with the Securities and Exchange Commission on June 23, 2020, with an amount of common shares added pursuant to Rule 13d-3(d)(1)(i) as is more fully described in Item 4(b).

CUSIP No. 59124U100
1	NAME OF REPORTING PERSON Ryan Beedie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,857,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,857,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%*
12	TYPE OF REPORTING PERSON IN

*
Percentage ownership is based upon 35,129,048 common shares of the Issuer issued and outstanding as of June 19, 2020, as reported in the Issuer’s Prospectus Supplement as filed with the Securities and Exchange Commission on June 23, 2020, with an amount of common shares added pursuant to Rule 13d-3(d)(1)(i) as is more fully described in Item 4(b).

Item 1(a).	Name of Issuer:

Metalla Royalty & Streaming Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by:

(1) Beedie Investments Limited, a British Columbia, Canada corporation (“BIL”), which is the direct beneficial owner of the common shares, no par value of the Issuer (the “Common Shares”) as described more fully in Item 4;

(2) Beedie Holdings Limited, a British Columbia, Canada corporation (“BHL”), which 100% owns and controls BIL;

(3) Ryan Beedie Family Trust III (the “Trust”), a Canadian Resident Trust, which 100% owns and controls BHL;

(4) 4358 Investments Limited, a British Columbia, Canada corporation (“4358”), which is the Trustee and has sole control of the Trust; and

(5) Ryan Beedie, an individual Canadian citizen, who 100% owns and controls 4358 (collectively, with BIL, BHL, the Trust and 4358, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1111 West Georgia Street, Suite 1730, Vancouver, British Columbia V6E 4M3.

Item 2(c).	Citizenship:

Item 2(a) is incorporated by reference.

Item 2(d).	Title of Class of Securities:
Common shares, no par value

Item 2(e).	CUSIP Number:

59124U100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

(a)
Amount beneficially owned: As of the close of business on August 6, 2020, each of the Reporting Persons, through BIL’s direct beneficial ownership, may be deemed to beneficially own 1,857,235 Common Shares. This represents: (1) 1,132,264 Common Shares held by BIL, which includes 1,079,136 Common Shares issued to BIL on August 6, 2020 upon conversion of $6,000,000 of principal of a $7,000,000 convertible loan (the “Initial Loan”) advanced by BIL to the Issuer in connection with its amended and restated convertible loan facility (the “Loan Facility”), (ii) 40,064 Common Shares underlying warrants held by BIL that are exercisable within 60 days (the “Warrants”), (iii) 179,856 Common Shares underlying the remaining $1,000,000 of principal of the Initial Loan, such principal convertible for the underlying Common Shares within 60 days, and (iv) 505,051 Common Shares underlying a convertible loan in the principal amount of $5,000,000 advanced by BIL to the Issuer on August 6, 2020 in connection with the Loan Facility, such principal convertible for the underlying Common Shares within 60 days.

(b)
Percent of class: The number of shares each Reporting Person may be deemed to beneficially own as of the close of business on August 6, 2020 constitutes approximately 5.03% of the Common Shares outstanding, based upon 35,129,048 Common Shares issued and outstanding as of June 19, 2020, as reported in the Issuer’s Prospectus Supplement as filed with the Securities and Exchange Commission on June 23, 2020, with an amount of Common Shares added pursuant to Rule 13d-3(d)(1)(i) equal to the amount of Common Shares converted on August 6, 2020, exercisable under the Warrants, and convertible under the Loan Facility.

	(c)	Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,857,235 Common Shares

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,857,235 Common Shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  August 17, 2020

Beedie Investments Limited

By:	/s/ Ryan Beedie
Ryan Beedie
President

Beedie Holdings Limited

By:	/s/ Ryan Beedie
Ryan Beedie
President

Ryan Beedie Family Trust III

By:	/s/ Ryan Beedie
Ryan Beedie
President

4358 Investments Limited

By:	/s/ Ryan Beedie
Ryan Beedie
President

Ryan Beedie

/s/ Ryan Beedie

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement
B	Identification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a single statement on Schedule 13G (including amendments thereto) with respect to the common shares, no par value, of Metalla Royalty & Streaming Ltd., a company incorporated in British Columbia, Canada, and that this Agreement may be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 17, 2020.

Beedie Investments Limited

By:	/s/ Ryan Beedie
Ryan Beedie
President

Beedie Holdings Limited

By:	/s/ Ryan Beedie
Ryan Beedie
President

Ryan Beedie Family Trust III

By:	/s/ Ryan Beedie
Ryan Beedie
President

4358 Investments Limited

By:	/s/ Ryan Beedie
Ryan Beedie
President

Ryan Beedie

/s/ Ryan Beedie

EXHIBIT B

IDENTIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Beedie Investments Limited (“BIL”), a British Columbia, Canada corporation is the direct beneficial owner of 1,857,235 of the common shares, no par value of Metalla Royalty & Streaming Ltd., a company incorporated in British Columbia, Canada. BIL is the wholly owned subsidiary of Beedie Holdings Limited, a British Columbia, Canada corporation, which is wholly owned by the Ryan Beedie Family Trust III (the “Trust”). 4358 Investments Limited, a British Columbia, Canada corporation (“4358”), is the Trustee and has sole control of the Trust and is wholly owned and controlled by Ryan Beedie, an individual Canadian citizen.